2002

The leading financial services provider in Central Europe



ERSTE BANK

Key figures

	1997[1,2]	1998[1,2]	1999[2]	2000[2]	2001[2]	Q3/2002
Earnings per share (in EUR)	2.91[3]	3.02	3.74	4.21	4.47	3.29
Interest margin	1.52%	1.38%	1.34%	1.50%	1.78%	2.04%
The interest margin in Q3/2002 for the Core Group (Erste Bank excluding effects of the cross-guarantee system) was 1.72%.						
Cost-income ratio	73.5%	71.8%	70.1%	67.9%	67.1%	68.3%
The cost-income ratio in Q3/2002 for the Core Group (Erste Bank excluding effects of the cross-guarantee system) was 68.4%.						
Return on equity (ROE)	9.7%	10.5%	12.1%	12.3%	12.4%	11.5%
The return on equity in Q3/2002 for the Core Group (Erste Bank excluding effects of the cross-guarantee system) was 9.8%.						

[1] 1997: Accounting standards in accordance with Austrian Commercial Code; from 1998: IAS

[2] Full year figures as of 31 December

[3] Earnings per share for 1997 adjusted for extraordinary risk provisions

Ratings as of 31 October 2002

FITCH	
Long-term	A
Short-term	F1
Individual	C
Moody's Investors Service	
Long-term	A1
Short-term	P-1
Bank Financial Strength	C+
Standard & Poor's	
Short-term	A-2

Percentage changes in financial figures between two financial periods may differ slightly from non-rounded rates of change.

Highlights

- Group total assets rose by 45.1% compared with 31 December 2001, to EUR 124.8 billion (Core Group[1]: up 9.7% to EUR 94.4 billion).
- Net interest income grew by 73.3% to EUR 1,835.0 million (Core Group: up 10.2% to EUR 1,166.8 million).
- Net commission income increased by 65.3% to EUR 695.2 million (Core Group: up 15.6% to EUR 486.2 million).
- Operating result expanded by 66.3% to EUR 841.5 million (Core Group: up 9.7% to EUR 555.4 million).
- Pre-tax profit climbed by 76.9% to EUR 494.8 million (Core Group: up 20.2% to EUR 336.1 million).
- Group net profit increased by 7.2% to EUR 161.7 million (Core Group: up 3.1% to EUR 155.5 million).
- Return on equity reached 11.5% (Core Group: 9.8%), compared to 12.4% for 2001 as a whole and 11.3% in the first three quarters of 2001.
- The cost-income ratio was 68.3% (Core Group: 68.4%), slightly above the full-year 2001 level (67.1%) and that of the first three quarters of 2001 (67.8%).
- The tier 1 ratio as defined by the Austrian Banking Act stood at 6.1% as of 30 September 2002.

For the banking industry, the first three quarters of this year were clearly the most difficult period in many years. This fact makes the further growth in our earnings all the more compelling. The continued improvement demonstrates that Erste Bank is leveraging its strengths profitably and that it has adjusted quickly to the deteriorating macroeconomic fundamentals in Western Europe. Although no improvement in the economic setting is currently on the horizon, the management sees the bank as being very well-positioned for the full year 2002 and remains optimistic in its forecasts.

Even if Erste Bank too is feeling the sluggish pace of economic activity in Western Europe, its banking subsidiaries in Central Europe are performing very strongly, not least because the transformations initiated by Erste Bank are progressing more rapidly than planned. In 2002 thus far, these banks have strengthened their local market positions, won new customers and further improved their profitability. Riječka banka as well, acquired only in the spring of this year, is already making a positive contribution to the Group's good earnings. The regional expansion has superbly positioned Erste Bank vis-à-vis competitors and enables our customers and shareholders to derive maximum benefit from the enlargement of the European Union.

[1] All financial information presented takes account of the "Haftungsverbund" (the cross-guarantee system). Information that excludes the savings banks in the cross-guarantee system (i.e. information that includes only Erste Bank and its equity interests in other entities) is termed "Core Group".

Achievements of Erste Bank

Erste Bank reinforces its Management Board

Banks in the European Union will face sweeping new requirements in the coming years. The rules of the Bank for International Settlements (BIS) now being drafted, which are likely to take effect at the end of 2006, represent key standards for improved risk management. Above all, they specify changes in capital adequacy practices, internal rating systems and organisational structure.

In view of these upcoming needs, Erste Bank's Management Board will be joined by a new member on 1 January 2003: André Horovitz will assume responsibility for Central Risk Management and Controlling in the Erste Bank Group. To this position Mr. Horovitz brings a wealth of experience in risk management from his past work in consultancy and at banks in the USA and Germany.

s Versicherung: Market leader with pooled strength of Erste Bank and savings banks

An outstanding feat was accomplished by "s Versicherung" (Sparkassen Versicherung AG), a joint subsidiary of Erste Bank and the savings banks, in the years since the insurance firm's founding in 1986. In the financial year 2001 it managed the leap to the top position on the Austrian life insurance market. Its lead over the competition was widened further in the first half of 2002. In total, the company took in premiums of more than EUR 400 million in the first six months of this financial year, which amounts to growth of 5.8% on the prior-year period.

This result is *all* the more impressive as it was achieved against the backdrop of a 2.9% contraction in the market for life insurance during the first half of the year. The factors which drove this success of s Versicherung are product design and intensive co-operation with Erste Bank and the savings banks, which has resulted in superb customer advice and care in crucial questions of retirement savings and pension planning.

Success of Slovenská sporiteľňa's transformation is made visible

The first rewards of the reorganisation of Slovenská sporiteľňa (SLSP) are already palpable for customers and staff. After thorough preparation and a pilot project undertaken this past spring, the new retail model is gradually being rolled out in the bank's branches from September 2002 to February 2003. The retail concept focuses especially on providing customers with comprehensive, needs-centred advice. This gives Slovenská sporiteľňa an important competitive edge with its core clientele: retail customers and small and medium-sized enterprises (SME). This advantage was given concrete, visible expression in October when Slovenská sporiteľňa introduced a new logo as a sign that, in matters of quality and service too, the bank is now a full-fledged member of the Erste Bank Group:

SLOVENSKÁ SPORITEĽŇA

In parallel with the new retail approach, Slovenská sporiteľňa began the implementation of retail credit risk management at the branches, a system that will form the basis for lending to customers.

An important prerequisite for improving the internal processes and reporting at Slovenská sporiteľňa was put in place with the launch of new information technology modules in the bank's accounting and controlling systems.

Thanks to these innovations, Slovenská sporiteľňa is well on its way to achieving, in very little time, its goal of becoming the best financial services provider in the Slovak Republic.

Achievements of Erste Bank

Erste Bank in Croatia: Preparing to create a strong bank

Immediately after acquiring a majority stake in Riječka banka, Erste Bank began to integrate the new subsidiary into the Erste Bank Group. After replacement of the management and a capital increase to boost the institution's financial strength, it was decided in September 2002 to merge Riječka banka with Erste & Steiermärkische Bank (previously Erste Bank's only subsidiary in Croatia) in the first half of 2003. This union will create the third largest financial institution in Croatia. The significant contender in the market will serve about 600,000 customers, have total assets of EUR 1.9 billion and command a market share of approximately 10%.

In order to safeguard a swift and efficient merger and integration, 13 "transformation teams" have already been assembled and have planned the first implementation steps. Using the approach that worked exceedingly well in the restructuring of Česká spořitelna (ČS) and Slovenská sporiteľňa, the transformation teams are drawn from the staff of Erste Bank, Erste & Steiermärkische Bank and Riječka banka, with all team members contributing their experience to the reorganisation. The projects identified as the top priorities in the reshaping of the Croatian bank are IT, risk management, accounting & controlling, retail banking and the SME business. All of these areas are to be brought up to Erste Bank standards as rapidly as possible.

At the same time, a new, common strategy and new business model are being developed for the merged bank which ensure that Erste Bank will be the leading financial institution in Croatia for retail customers and small and medium-sized businesses.

Developments at Erste Bank Group in the first three quarters of 2002

Under IAS rules the savings banks that joined the cross-guarantee system are included in the financial statements of the Erste Bank Group since 1 January 2002. This must be taken into account when interpreting the rates of change presented in this report, as it affects the ability to compare the current figures directly with those of last year.

For ease of comparison where it appears necessary, in this report the rates of change for the Core Group (Erste Bank Group excluding those savings banks which are consolidated under the cross-guarantee system only) are also provided.

It should also be borne in mind that, since 28 December 2001 and 29 April 2002 respectively, the newly acquired Tiroler Sparkasse and Riječka banka are consolidated in the Group accounts.

Since 1 September 2002 the cross-guarantee system savings banks too must be included in the calculation of the consolidated qualifying capital of the Erste Bank group as defined by the Austrian Banking Act. Effective 1 July 2002 Sparkasse Baden as well joined the cross-guarantee system.

The entry into effect of the cross-guarantee system also means that income from Sparkassen Versicherung AG must be fully consolidated. In line with standard international practice, the income from insurance activities (i.e. the income of Sparkassen Versicherung AG) is shown as a separate item in the income statement. Currently this figure is drawn from the quarterly financial statements of Sparkassen Versicherung AG prepared in accordance with the Austrian Commercial Code and with the Insurance Supervision Act.

In July 2002 Erste Bank completed a successful capital increase. This served mainly to fund the purchase (also carried out in the third quarter of 2002) of an additional stake in Česká spořitelna from "DIE ERSTE österreichische Anteilsverwaltungssparkasse" and from Czech municipalities (preference shares).

Developments at Erste Bank Group

Balance sheet developments

In the first nine months of 2002 the consolidated total assets of the Erste Bank Group rose by 45.1% compared to 31 December 2001, to EUR 124.8 billion. This unusually strong increase resulted largely from the fact that the cross-guarantee system took effect on 1 January 2002.

The Core Group's total assets too grew by a vigorous 9.7% over the period, with much of this gain achieved in the third quarter of 2002.

in EUR million	30 Sept 2002	31 Dec 2001	Change in %	Core Group 30 Sept 2002
Loans and advances to credit institutions	19,956	18,912	5.5	22,895
Loans and advances to customers	64,283	39,210	63.9	40,644
Risk provisions	(3,113)	(1,875)	66.0	(1,891)
Securities portfolio and other financial investments	32,991	21,093	56.4	23,726
Other assets	10,680	8,693	22.9	8,987
Total assets	**124,797**	**86,033**	**45.1**	**94,361**
Amounts owed to credit institutions	28,293	28,642	(1.2)	28,511
Amounts owed to customers	61,572	37,175	65.6	40,801
Debts evidenced by certificates and subordinated capital	19,015	12,707	49.6	16,265
Equity capital	2,443	1,904	28.3	2,684
Other liabilities	13,474	5,605	> 100.0	6,100
Total liabilities	**124,797**	**86,033**	**45.1**	**94,361**

Loans and advances to customers expanded by 63.9% to EUR 64.3 billion (thanks in large part to the increase in retail business), although growth excluding the effect of the cross-guarantee system was much lower at 3.7%. The exceptional rise in risk provisions (66.0%) is likewise caused by the first-time inclusion of the savings bank members of the cross-guarantee system.

Since the end of 2001 there was also marked growth in securities held as investments available for sale. The new total figure of EUR 6.7 billion constituted an overall increase of 130.3%, while the figure for the Core Group climbed by 37.3%.

Similarly, the expansion in financial investments (of 55.2%, or 11.6% for the Core Group) is the result primarily of a further increase in securities held to maturity.

The pronounced growth of 65.6% in customer deposits to EUR 61.6 billion is also attributable to the taking effect of the cross-guarantee system. However, the Core Group too saw growth of 9.8%. This was driven mainly by the increase in other amounts owed to customers, while the level of savings remained virtually unchanged.

As of 30 September 2002 amounts owed to customers covered about 101% of net loans and advances to customers (i.e. loans and advances to customers net of risk provisions). The surplus cover in the Core Group was even stronger, at a figure of approximately 105%.

Funding through own issues (debts evidenced by certificates and subordinated capital) saw an exceptional increase of 49.6% overall to EUR 19.0 billion (Core Group: up 28.0% to EUR 16.3 billion).

The launch of the cross-guarantee system also had a substantial effect on the equity capital of the Erste Bank Group. Due to the elimination of the Erste Bank shares held by the savings banks that are members of the cross-guarantee system, equity was reduced by about EUR 0.24 billion as of 1 January 2002 compared to 31 December 2001. However, minority interests in Erste Bank's equity rose significantly, as Erste Bank owns little or no stake in many cross-guarantee savings banks, whose equity is therefore shown in minority interests.

The bank's equity was considerably boosted by the well-received capital increase completed in July 2002 in which 9,210,000 shares were placed at a price of EUR 69.70 per share. The gross proceeds of approximately EUR 642 million corresponded to some EUR 618 million after issuance costs.

The total qualifying capital of the Erste Bank banking group as defined by the Austrian Banking Act, which since 1 September 2002 also includes the savings bank members of the cross-guarantee system, reached about EUR 6.78 billion as of 30 September 2002, versus a minimum statutory requirement of EUR 5.10 billion. This represents a cover ratio of 133%. Tier 1 capital was approximately EUR 3.63 billion, making the tier 1 ratio 6.1%. The solvency ratio of 10.8% comfortably exceeded the legal minimum of 8%.

In the third quarter of 2002 the positive effects of the capital increase and inclusion of the cross-guarantee system were partially offset by the strong rise in risk-weighted assets and the acquisition of additional shares of Česká spořitelna. It is important to note that, under Austria's Banking Act, intra-year profits are not counted towards qualifying capital; instead, profits are taken into account only at the end of the financial year, in the allocation to reserves. Based on current estimates, the tier 1 ratio and solvency ratio are expected to increase by about 30 to 40 basis points at the end of the year.

Developments at Erste Bank Group

Earnings developments

Although the adverse market conditions which already existed in the first half of 2002 did not improve in the third quarter, and despite a one-off charge in the second quarter for the EU anti-trust case, the Erste Bank Group surpassed the good year-earlier result in the first nine months of 2002. This was made possible especially by the continued highly positive business performance of the Central European subsidiaries.

As pointed out earlier, the savings banks in the cross-guarantee system are included in the Group results since 1 January 2002. While this has large effects on the individual line items, it is reflected in net profit after minority interests only to the extent that Erste Bank owns equity in these savings banks.

Even when the effect of the cross-guarantee system savings banks is excluded, the first-time consolidation of Tiroler Sparkasse from 28 December 2001 and of Riječka banka from 29 April 2002 lead to atypically high growth rates for the Core Group.

On the other hand, there was no effect on the income statement for the first nine months from the transfer of some Erste Bank branches (in the Austrian regions of Tyrol, Lower Austria and Burgenland) to Tiroler Sparkasse and Niederösterreichische Sparkasse Hainburg at the end of the third quarter in return for equity in these two institutions.

in EUR million	Jan–Sept 2002	Jan–Sept 2001	Change in %	Core Group Jan–Sept 2002
Net interest income	1,835.0	1,058.7	73.3	1,166.8
Risk provisions for loans and advances	(272.2)	(147.6)	84.4	(138.9)
Net commission income	695.2	420.6	65.3	486.2
Net trading result	126.5	90.9	39.2	105.6
General administrative expenses	(1,815.8)	(1,064.1)	70.6	(1,203.2)
Income from insurance business	0.6	–	–	–
Other operating results	(74.5)	(78.8)	(5.5)	(80.4)
Pre-tax profit	494.8	279.7	76.9	336.1
Profit for the period	377.2	223.8	68.5	268.9
Net profit	**161.7**	**150.8**	**7.2**	**155.5**
Cost-income ratio	68.3%	67.8%	–	68.4%

The most important income item remains net interest income, which rose by 73.3% to EUR 1,835.0 million (with very respectable growth of 10.2% in the Core Group). A major factor in this income was the favourable trend at the Group's units in Central Europe, where much higher net interest margins are attainable than in the Austrian business.

The net interest margin (net interest income in per cent of average total assets) in the first nine months of 2002 was 2.04%, or 1.72% in the Core Group. For the full year 2001 the corresponding figure was 1.78%.

Net commission income also grew at an extraordinary rate, swelling by 65.3% to EUR 695.2 million (or by 15.6% in the Core Group to EUR 486.2 million). This positive development was visible in almost every business segment, but above all in payments, lending and insurance.

The income of the insurance companies that are included in the consolidated financial statements (Sparkassen Versicherung AG and Pojišťovna České spořitelny, a.s.) is now shown in the line item "income from insurance business". In the first nine months of the year the performance of capital markets detracted from this income; in the Czech Republic, flooding-related claims also had a negative impact. This change in disclosure on last year was made necessary by the fact that Sparkassen Versicherung AG is now fully consolidated under the cross-guarantee system, as the savings banks and Erste Bank collectively hold about 70% of the shares in Sparkassen Versicherung AG.

Despite inclement market conditions, the net trading result was boosted by 39.2% to EUR 126.5 million, with an increase of 16.2% for the Core Group. The extra gains were generated especially in the securities and derivatives business.

General administrative expenses saw an overall increase of 70.6%, although they eased in the third quarter compared to the second quarter. As on the income side, here too the main reason for the unusual jump lay in the inclusion of the cross-guarantee system savings banks. In the Core Group the increase amounted to 13.1%, with about half of this rise reflecting the first-time consolidation of Riječka banka and Tiroler Sparkasse. One-off effects of changes in CEE currency relations (particularly for the Czech crown) also pushed up costs.

Specifically, personnel expenses grew by 86.7% to EUR 1,006.6 million (Core Group: up 15.7%), other administrative expenses rose by 55.3% to EUR 582.2 million (Core Group: up 12.1%) and depreciation mounted by 51.3% to EUR 227.0 million (Core Group: up 6.3%).

Contributing to the cost increase were the necessary expansion of Group functions and the preparations for the standardisation of IT systems that was successfully carried out in July 2002.

As part of the planning currently under way for 2003, measures are being defined to reap the synergies now accruing from the IT conversion and from the completion of the most crucial restructuring processes in Central Europe. These measures will address both staff size (in Austria in particular, the workforce is to be reduced by 6% by the end of 2003) and other administrative expenses; in future these steps are expected to restore a better trend in general administrative expenses.

For the rest of 2002 Erste Bank expects these cost control efforts to already moderate the trajectory of expenses. In the second half of the year, general administrative expenses should be lower than in the first six months.

In summary, overall operating income (net interest income, net commission income, net trading result and now also income from insurance business) rose in the first three quarters of 2002 by 69.2% to EUR 2,657.3 million (Core Group: up 12.0%), while overall general administrative expenses increased by 70.6% to EUR 1,815.8 million (Core Group: up 13.1%). Consequently, the operating result expanded by 66.3% to EUR 841.5 million (Core Group: up 9.7%).

The relationship between general administrative expenses and operating income represents a cost-income ratio of 68.3% (Core Group: 68.4%), slightly higher than for the full year 2001 (67.1%) and the first three quarters of last year (67.8%).

The sharp increase of 84.4% in risk provisions for loans and advances to EUR 272.2 million results exclusively from the implications of the cross-guarantee system. Thus, in contrast, the Core Group registered a decrease of 5.9% to EUR 138.9 million.

The deteriorating macroeconomic situation required a significant increase in risk provisions for domestic business. At the Central European subsidiaries, on the other hand, there was a net write-back of risk provisions. This reflected loan repayments, the fact that the restructuring of the loan portfolio is largely complete and that effective group-wide credit risk management has been put in place in Central Europe. For the full 2002 financial year Erste Bank expects risk provisions at the Core Group level to remain roughly constant on last year.

The main constituent items in other operating result are depreciation and proceeds on the sale of equity interests and of securities not forming part of trading assets, amortisation of goodwill and deposit insurance contributions. In the second quarter of 2002, other operating result also included the one-time charge for the EU antitrust case decision.

In the first nine months other operating result, at EUR -74.5 million (Core Group: EUR -80.4 million), was broadly at the prior-year level, with the already mentioned one-off expense for the antitrust case and higher goodwill amortisation having an adverse effect while the release of provisions (which are no more required) and the more favourable valuation of participations and other financial assets exerted a beneficial influence.

The pre-tax profit resulting from these developments rose by 76.9% to EUR 494.8 million, with the Core Group as well seeing an above average increase of 20.2%.

Due to the previously mentioned ownership structure within the cross-guarantee system, minority interests in the item "profit for the period" also rose at an above-average rate, although the purchase of further shares in Česká spořitelna in the third quarter 2002 had the effect of countering this trend.

Notwithstanding the adverse market environment and the one-time charge taken in the second quarter of 2002 for the EU antitrust decision, the Group lifted its net profit in the first nine months of 2002 by 7.2% year-on-year to EUR 161.7 million. The Core Group as well posted an increase, at 3.1%.

Return on equity (ROE) in the first three quarters was 11.5% (Core Group: 9.8%), despite the fact that the equity base was significantly enlarged by the capital increase. By comparison, ROE was 12.4% for the full year 2001 and 11.3% in the first three quarters of 2001.

For 2002 as a whole Erste Bank continues to expect earnings to exceed last year's level, thus overcoming the effect of this year's non-recurring expense for the EU antitrust decision and the unremitting poor market conditions.

For 2005 Erste Bank forecasts Group net profit of more than EUR 500 million. This translates into a return on equity of about 15% (with the equity base having grown considerably in July 2002). A cost-income ratio of 60 to 62% is targeted for 2005.

Erste Bank Group Balance Sheet as of 30 September 2002[1]

in EUR million	Notes	30 Sept 2002	31 Dec 2001	Change in %	Core Group 30 Sept 2002
Assets					
1. Cash and balances with central banks		3,161	2,573	22.9	2,725
2. Loans and advances to credit institutions	(1)	19,956	18,912	5.5	22,895
3. Loans and advances to customers	(2)	64,283	39,210	63.9	40,644
4. Risk provisions for loans and advances	(3)	(3,113)	(1,875)	66.0	(1,891)
5. Trading assets	(4)	3,426	3,451	(0.7)	3,281
6. Investments available for sale	(5)	6,707	2,912	> 100.0	3,999
7. Financial investments	(6)	22,858	14,730	55.2	16,446
8. Intangible fixed assets		1,513	932	62.3	1,444
9. Tangible fixed assets		1,887	1,318	43.2	1,375
10. Other assets		4,119	3,870	6.4	3,443
Total assets		**124,797**	**86,033**	**45.1**	**94,361**
Liabilities and Equity					
1. Amounts owed to credit institutions	(7)	28,293	28,642	(1.2)	28,511
2. Amounts owed to customers	(8)	61,572	37,175	65.6	40,801
3. Debts evidenced by certificates		15,041	9,751	54.3	12,958
4. Provisions	(9)	5,421	953	> 100.0	1,046
5. Other liabilities		5,326	3,393	57.0	4,063
6. Subordinated capital		3,974	2,956	34.4	3,307
7. Minority interests		2,727	1,259	> 100.0	991
8. Equity		2,443	1,904	28.3	2,684
Total liabilities and equity		**124,797**	**86,033**	**45.1**	**94,361**

[1] Since the coming into effect of the cross-guarantee system, the assets of the insurance activities are allocated largely to financial investments. As this change in methodology does not have a material effect, the prior-year figures were not adjusted.

Erste Bank Group Income Statement as of 30 September 2002[1]

in EUR million	Notes	Jan–Sept 2002	Jan–Sept 2001	Change in %	Core Group Jan–Sept 2002
1. Interest and similar income		4,356.9	3,462.7	25.8	3,142.2
2. Interest and similar expenses		(2,521.9)	(2,404.0)	4.9	(1,975.4)
I. Net interest income	**(10)**	**1,835.0**	**1,058.7**	**73.3**	**1,166.8**
3. Risk provisions for loans and advances	(11)	(272.2)	(147.6)	84.4	(138.9)
4. Fee and commission income		809.9	537.2	50.8	592.9
5. Fee and commission expenses		(114.7)	(116.6)	(1.6)	(106.7)
Net commission income	*(12)*	*695.2*	*420.6*	*65.3*	*486.2*
6. Net trading result	(13)	126.5	90.9	39.2	105.6
7. General administrative expenses	(14)	(1,815.8)	(1,064.1)	70.6	(1,203.2)
8. Income from insurance business	(15)	0.6	–	–	–
9. Other operating results	(16)	(74.5)	(78.8)	(5.5)	(80.4)
10. Extraordinary result		–	–	–	–
II. Pre-tax profit for the period		**494.8**	**279.7**	**76.9**	**336.1**
11. Taxes on income		(117.6)	(55.9)	> 100.0	(67.2)
III. Profit for the period		**377.2**	**223.8**	**68.5**	**268.9**
12. Minority interests		(215.5)	(73.0)	> 100.0	(113.4)
IV. Net profit after minority interests	**(19)**	**161.7**	**150.8**	**7.2**	**155.5**

[1] Since the coming into effect of the cross-guarantee system, income from insurance business is reported as a separate item (for the Core Group, this income is included in the item "other operating results"). The prior-year figures were adjusted accordingly.

Statement of Changes in Equity

in EUR million	Jan–Sept 2002	Jan–Sept 2001	Change in %
Equity as of 31 December	**1,904**	**1,856**	**2.6**
Erste Bank shares	(218)	–	–
Other changes (2001: Initial application of IAS 39)	(25)	(127)	(80.3)
Equity at beginning of period	**1,661**	**1,729**	**(3.9)**
Translation differences	28	16	75.0
Net profit after minority interests	162	151	7.3
Capital increase[1]	618	–	–
Dividends	(63)	(62)	1.6
Other changes[2]	37	7	> 100.0
Equity at end of period	**2,443**	**1,841**	**32.7**

[1] After deducting the expenses of EUR 23.9 million associated with the capital increase.

[2] This figure includes a change of EUR 14 million resulting from cash flow hedging and a change of EUR 13 million resulting from the capital increase through employee share ownership.

Cash Flow Statement

in EUR million	Jan–Sept 2002	Jan–Sept 2001	Change in %
Cash and cash equivalents at beginning of period	**2,573**	**1,146**	**> 100.0**
Cash flows from operating activities	2,317	3,858	(39.9)
Cash flows from investing activities	(2,767)	(3,006)	(8.0)
Cash flows from financing activities	1,008	263	> 100.0
Effect of changes in exchange rates	30	15	100.0
Cash and cash equivalents at end of period	**3,161**	**2,276**	**38.9**

Excerpt from the Notes to the Financial Statements for the first three quarters of 2002[1]

The consolidated financial statements of the Erste Bank Group were prepared in accordance with the International Financial Reporting Standards (IFRS – formerly IAS) as interpreted by the International Financial Reporting Interpretations Committee (IFRIC – formerly SIC). This interim report for the first three quarters of 2002 complies with IAS 34 (Interim Financial Reporting). In the reporting period no changes arose in accounting policies and measurement methods compared to the previous year.

Major business events in the reporting period

In July of this year Erste Bank AG completed a successful capital increase. The proceeds from this transaction was used to acquire further shares of Česká spořitelna, a purchase which took effect on 5 August 2002. In the capital increase, Erste Bank AG issued 9,210,000 new shares at a price of EUR 69.70 per share, generating total issue proceeds of approximately EUR 642 million. The net proceeds after all costs and taxes were some EUR 618 million.

Česká spořitelna, a.s.

On 5 August 2002 Erste Bank purchased 38.63% of the ordinary shares of Česká spořitelna, a.s. at a total price of EUR 693 million from Erste Bank's largest shareholder, AVS (DIE ERSTE österreichische Anteilsverwaltungssparkasse). The change made to the statutes of Česká spořitelna by the ČS AGM held on 22 October 2001 has now been entered in the register of companies by the court responsible. As a result, Erste Bank was able to assume ownership of the preference shares – both those already acquired in 2001 and those purchased by AVS in 2002 when it acquired minority interests. After all purchases, Erste Bank now owns 94.76% of the total equity capital of Česká spořitelna. In the consolidated financial statements, which include Česká spořitelna since 3 August 2000, minority interests are thus reduced accordingly beginning in August 2002. The purchase of ordinary shares on 5 August 2002 and the transfer of the preference shares result in additional goodwill totalling EUR 362 million that will be amortised over 15 years.

Stavební spořitelna České spořitelny, a.s.

On 7 August 2002, ownership of a 39.50% stake in Stavební spořitelna also passed to Erste Bank. Erste Bank had bought these shares along with Bayerische Landesbank's shares in Tiroler Sparkasse effective 28 December 2001 at a price of EUR 30 million. Stavební spořitelna is one of the largest Czech building societies, with total assets of EUR 1,280 million and about 310 employees. As this institution was already included in the Erste Bank Group's consolidated accounts through the acquisition of Česká spořitelna, the ownership transfer reduces minority interests accordingly. In total, the Group now holds 100% of the building society (ČS's stake: 60.50%; Erste Bank's stake: 39.50%). The acquisition of the shares results in goodwill of EUR 12 million, to be amortised over 15 years.

[1] You can obtain the full-length English Notes to the Consolidated Financial Statements from our website or order a printed version (see page 27).

Riječka banka d.d.

As previously reported, on 29 April 2002 Erste Bank AG acquired an 85.02% interest in Riječka banka from the Croatian bank privatisation agency (DAB) at a purchase price of approximately EUR 51 million. The statutory tender offer to the Croatian minority shareholders expired in mid-June. Of the total free float of 14.98%, some 7.90 percentage points were sold to Erste Bank, thus increasing Erste Bank's stake in the ordinary share capital of Riječka banka to 92.92%. As part of this deal, Erste Bank had agreed to a capital increase of about EUR 80 million. This was carried out in August, further boosting Erste Bank AG's interest in the total capital of Riječka banka to 98.20%.

With total assets of about EUR 1 billion, Riječka banka is one of the five largest banks in Croatia. Its market share in terms of total assets is nearly 8%. Employing a staff of about 1,000, the bank operates 74 branches, located mainly along Croatia's northern coast and in the Rijeka region.

As Erste Bank together with Steiermärkische Sparkasse holds more than 80% of ERSTE & STEIERMÄRKISCHE Banka d.d., this Croatian financial institution and Riječka banka are to be merged into one bank in the first half of 2003. In addition to unlocking significant potential synergies, this will lead to a combined market share of about 10% in Croatia.

Events after the balance sheet date

Tiroler Sparkasse Bank AG

In accordance with the purchase agreements of 28 December 2001 and the decision by the AGM of Erste Bank AG on 7 May 2002, three local branches of Erste Bank AG were transferred effective 30 September 2002 to Tiroler Sparkasse in return for equity in the latter. The branches in question have a business volume of EUR 297 million. By this transfer as of 30 September 2002 and an additional capital increase of EUR 23 million, Erste Bank AG raised its interest in Tiroler Sparkasse to 69.51%. Under IAS rules, this transfer and the increased equity interest in Tiroler Sparkasse are recognised in the accounts only from the fourth quarter of 2002.

Niederösterreichische Sparkasse Hainburg, Bank AG

Continuing the existing strategy of streamlining the branch network in the Austrian savings bank sector – an approach already applied successfully in the Salzburg, Carinthia, Upper Austria and Styria regions – Erste Bank AG as of 30 September 2002 transferred its branches in the Burgenland and Lower Austria regions to Sparkasse Hainburg AG in return for equity in this savings bank. This transfer involved 13 branches and total assets of about EUR 210 million. As a result of the transaction, Erste Bank AG's ownership interest in Sparkasse Hainburg AG increased from 26.04% to 75.03%. In keeping with IAS rules, this transfer and the increased equity interest in Sparkasse Hainburg AG are not reflected in the financial statements until the fourth quarter of 2002.

Earnings per share

Earnings per share are calculated by dividing net profit after minority interests by the average number of ordinary shares outstanding. Diluted earnings per share represent the maximum dilution effect possible in the event that the average number of shares has increased or will increase as a result of the issued subscription and conversion rights.

in EUR	Jan–Sept 2002	Jan–Sept 2001	Change in %
Earnings per share	3.29	3.02	8.9
Diluted earnings per share	3.29	–	–

Segment reporting

The Savings Banks segment comprises all savings banks participating in the cross-guarantee system, whereas last year the segment included only those savings banks in which Erste Bank held equity. The negative earnings contribution by this segment (a net loss of EUR 22.6 million) resulted primarily from the allocation of funding costs and from goodwill amortisation. Another drag factor was the not-yet-completed restructuring of Tiroler Sparkasse. The market trend as well as taxation changes in Germany and Italy (associated with an outflow of savings deposits) are an additional downside factor for the savings banks especially in western Austria.

In the Retail and Real Estate segment, net earnings grew more than fourfold. The cost-income ratio improved from 80.1% to 73.4% and ROE jumped from 4.2% to 20.2%. The improvement in

in EUR million	Savings banks Q1-3/2002	Savings banks Q1-3/2001	Retail and *Real Estate* Q1-3/2002	Retail and *Real Estate* Q1-3/2001	Large Corp. *Customers* Q1-3/2002	Large Corp. *Customers* Q1-3/2001	Trading *and IB* Q1-3/2002
Net interest income	735.9	51.0	681.5	580.1	277.1	240.0	37.7
Risk provisions for loans and advances	(153.1)	(9.8)	(78.1)	(73.2)	(46.4)	(59.2)	0.0
Net commission income	244.6	31.0	243.1	211.0	73.1	55.8	17.0
Net trading result	18.9	1.5	27.1	19.3	2.6	3.7	85.5
General administrative expenses	(729.9)	(66.2)	(697.7)	(648.9)	(126.0)	(115.5)	(96.1)
Income from insurance business	0.0	0.0	(1.5)	0.0	0.0	0.0	0.0
Other operating results	(12.3)	(1.8)	(15.7)	(34.9)	(8.9)	(28.3)	(5.0)
Pre-tax profit for the period	**104.1**	**5.7**	**158.7**	**53.4**	**171.5**	**96.5**	**39.1**
Taxes on income	(30.5)	(1.0)	(27.1)	(8.9)	(36.5)	(17.1)	(9.4)
Minority interests	(96.2)	0.0	(54.4)	(26.6)	(30.0)	(12.2)	(3.0)
Net profit after minority interests	**(22.6)**	**4.7**	**77.2**	**17.9**	**105.0**	**67.2**	**26.7**
Average risk-weighted assets	25,489.2	2,139.3	11,374.3	11,404.1	14,868.8	15,030.6	5,459.3
Average attributed equity	183.7	107.5	509.0	572.9	757.8	755.0	284.2
Cost-income ratio	73.0%	79.3%	73.4%	80.1%	35.7%	38.6%	68.5%
ROE based on net profit after minority interests	(16.4%)	5.8%	20.2%	4.2%	18.5%	11.9%	12.5%
Contribution from Česká spořitelna (based on pre-tax profit)			**151.5**	**41.5**	**58.6**	**(0.8)**	**3.5**
Contribution from Česká spořitelna (based on net profit after minority interests)			**69.5**	**10.1**	**23.8**	**(8.8)**	**(3.0)**

net profit was driven by the strong rise in earnings at Česká spořitelna and at Riječka banka, which was consolidated effective 29 April. When the foreign subsidiaries are excluded, net profit shows a negative impact of higher domestic risk provisions. Mortgage bank s Bausparkasse generated a profit just below the year-earlier level.

In the Large Corporate Clients segment, net profit was lifted by more than half compared to the year-earlier period. At a cost-income ratio of 35.7% (versus 38.6% before) the segment reached an ROE of 18.5% (compared to 11.9%). A factor in this result was the growth in net profit at Česká spořitelna. However, even without the Czech bank, net profit was higher than in the prior-year period, thanks in part to the increase of 29% in net commission income. As well, Immorent's earnings were up significantly year-on-year.

Trading and IB Q1-3/2001	Asset Gathering Q1-3/2002	Asset Gathering Q1-3/2001	Corporate Centre Q1-3/2002	Corporate Centre Q1-3/2001	Slovenská sporiteľňa Q1-3/2002	Slovenská sporiteľňa Q1-3/2001	Total Q1-3/2002	Total Q1-3/2001
90.9	(0.7)	2.0	(9.9)	(2.3)	113.4	97.0	1,835.0	1,058.7
(0.1)	0.0	0.0	0.0	0.0	5.4	(5.3)	(272.2)	(147.6)
27.8	67.1	69.7	19.5	3.5	30.8	21.9	695.2	420.6
70.3	0.0	0.0	(15.0)	(16.4)	7.4	12.4	126.5	90.9
(97.7)	(29.2)	(30.3)	(40.0)	(10.7)	(96.9)	(94.7)	(1,815.8)	(1,064.1)
0.0	2.1	0.0	0.0	0.0	0.0	0.0	0.6	0.0
13.2	(0.2)	(0.3)	(9.2)	(23.7)	(23.2)	(3.0)	(74.5)	(78.8)
104.4	**39.1**	**41.1**	**(54.6)**	**(49.6)**	**36.9**	**28.3**	**494.8**	**279.7**
(19.8)	(9.4)	(6.9)	7.7	8.7	(12.3)	(10.9)	(117.6)	(55.9)
(8.2)	(1.4)	(2.1)	(18.1)	(18.9)	(12.4)	(4.9)	(215.5)	(73.0)
76.4	**28.3**	**32.1**	**(65.0)**	**(59.8)**	**12.2**	**12.5**	**161.7**	**150.8**
5,262.0	13.9	13.0	1,689.1	591.5	1,012.0	904.0	59,906.6	35,344.5
264.4	0.7	0.6	91.0	29.6	49.9	45.4	1,876.3	1,775.4
51.7%	42.6%	42.3%	> (100.0%)	(70.5%)	63.9%	72.1%	68.3%	67.8%
38.5%	> 100.0%	> 100.0%	(95.2%)	> (100.0%)	32.6%	36.7%	11.5%	11.3%
11.4	**0.0**	**0.0**	**(0.9)**	**2.6**				
(1.0)	**0.0**	**0.0**	**(2.3)**	**1.1**				

The Trading and Investment Banking segment is marked by a substantial decline in net profit from EUR 76.4 million to EUR 26.7 million. Return on equity fell from 38.5% to 12.5%. Česká spořitelna played a negligible role in the segment result. The profit decline was caused by the adverse market conditions (the trend on stock markets and in the yield curve) and their effect on net interest income and the valuation of securities. Only the net trading result showed small gains year-on-year.

The Asset Gathering segment now includes the net income of s Versicherung, amounting to EUR 2.1 million as shown in "income from insurance business". The strained situation on international capital markets is making itself felt in this segment as well. The net profit of EUR 28.3 million is EUR 3.8 million lower than twelve months earlier.

The Corporate Center segment shows slightly lower earnings than in the corresponding period last year. The negative factors involved are the provisions for the EU antitrust decision, the one-time expenses for the introduction of euro notes and coins and the standardisation of the IT systems throughout the savings bank sector.

As the transformation of Slovenská sporiteľňa is still in progress, this subsidiary continues to be presented as a separate segment. Before tax and minority interests, the Slovak bank's earnings improved by 30.4%; the unit's contribution of EUR 12.2 million to the Erste Bank Group's net profit matches the prior-year level.

Earnings performance at Erste Bank Group: Quarterly results

a) Core Group

in EUR million	Q1/2001	Q2/2001	Q3/2001	Q4/2001	Q1/2002	Q2/2002	Q3/2002
Net interest income	312.6	357.4	388.7	380.2	384.3	395.2	387.3
Risk provisions for loans and advances	(48.1)	(45.0)	(54.5)	(56.0)	(56.7)	(37.3)	(44.9)
Net commission income	136.2	141.8	142.6	154.0	169.9	155.8	160.5
Net trading result	33.1	30.9	26.9	61.7	43.7	33.7	28.2
General administrative expenses	(338.4)	(359.4)	(366.3)	(390.2)	(393.9)	(410.0)	(399.3)
Other operating results	(3.1)	(24.5)	(51.2)	(23.7)	(26.3)	(20.3)	(33.8)
Pre-tax profit for the period	**92.3**	**101.2**	**86.2**	**126.0**	**121.0**	**117.1**	**98.0**
Taxes on income	(21.2)	(23.3)	(11.4)	(25.4)	(27.8)	(19.8)	(19.6)
Profit for the period	**71.1**	**77.9**	**74.8**	**100.6**	**93.2**	**97.3**	**78.4**
Minority interests	(16.9)	(24.2)	(31.9)	(28.1)	(32.7)	(53.1)	(27.6)
Net profit after minority interests	**54.2**	**53.7**	**42.9**	**72.5**	**60.5**	**44.2**	**50.8**

b) Cross-guarantee system

in EUR million	Q1/2002	Q2/2002	Q3/2002
Net interest income	584.8	634.4	615.8
Risk provisions for loans and advances	(89.1)	(94.4)	(88.7)
Net commission income	244.0	225.5	225.7
Net trading result	50.9	38.7	36.9
General administrative expenses	(570.0)	(633.2)	(612.6)
Income from insurance business	8.1	(3.4)	(4.1)
Other operating results	(55.8)	1.5	(20.2)
Pre-tax profit for the period	**172.9**	**169.1**	**152.8**
Taxes on income	(46.0)	(32.3)	(39.3)
Profit for the period	**126.9**	**136.8**	**113.5**
Minority interests	(61.0)	(91.8)	(62.7)
Net profit after minority interests	**65.9**	**45.0**	**50.8**

Development in Erste Bank Group's qualifying capital under the Austrian Banking Act

in EUR million	30 Sept 2002	31 Dec 2001	30 Sept 2001
Subscribed capital (less shares held in own portfolio)	435	366	366
Reserves and minority interests	3,596	2,265	1,985
Intangible fixed assets	(399)	(294)	(246)
Core capital (Tier 1)	**3,631**	**2,337**	**2,105**
Participation capital	1	0	0
Eligible subordinated liabilities	2,761	1,902	1,692
Revaluation reserve	179	90	85
Qualifying supplementary capital (Tier 2)	**2,941**	**1,992**	**1,777**
Short-term subordinated capital (Tier 3)	**335**	**264**	**219**
Total qualifying capital	**6,907**	**4,593**	**4,101**
Deductions under Sections 23 (13) and 29 (1–2) Austrian Banking Act	(123)	(285)	(298)
Total eligible qualifying capital	**6,784**	**4,308**	**3,803**
Capital requirement	5,102	3,288	3,001
Surplus capital	1,682	1,020	802
Cover ratio	**133.0%**	**131.0%**	**126.7%**
Tier 1 ratio	**6.1%**	**6.2%**	**6.1%**
Solvency ratio	**10.8%**	**10.7%**	**10.3%**

Risk-weighted basis under Section 22 Austrian Banking Act	59,574	37,803	34,774
Thereof 8% minimum capital requirement	4,766	3,024	2,782
Capital requirement for the open foreign exchange position under Section 26 Austrian Banking Act	11	4	1
Capital requirement for the trading book under Section 22b (1) Austrian Banking Act	325	260	218
Total capital requirement	**5,102**	**3,288**	**3,001**

In July 2002 the Austrian parliament passed an amendment under which credit institutions that form part of a cross-guarantee system with certain conditions are deemed to constitute a banking group for the purpose of the Austrian Banking Act. This applies to Erste Bank and the savings banks participating in the sector's cross-guarantee system. Consequently, from the third quarter of 2002 the Erste Bank Group's qualifying capital is calculated based on the qualifying capital of the members of the cross-guarantee system.

Performance of Erste Bank share to 31 October 2002

Erste Bank share price performance compared to DJ Euro Stoxx Bank and ATX


145
140
135
130
125
120
115
110
105
100
95
90
85
80
75
70
65
60
55
1/1/2002
31/10/2002
Erste Bank
DJ Euro Stoxx Bank
ATX

Key figures for Erste Bank share

Share price as of 31 October 2002	EUR 59.17
High for 2002 to date (6 May 2002)	EUR 85.83
Low for 2002 to date (7 October 2002)	EUR 53.00
Price-earnings ratio as of 31 October 2002[1]	11.86
Trading volume to 31 October 2002	EUR 2.1 bn
Market capitalisation as of 31 October 2002	EUR 3.5 bn

[1] Based on earnings per share of EUR 4.99 (IBES consensus estimate for 2002)

Since reaching its all-time high of EUR 85.83 in early May and the well-subscribed capital increase in July, the price of the Erste Bank share was affected by the sharp downtrend in international equity markets. The key factors behind the negative stock market environment were concern over the pace of world-wide economic activity, fear of diminishing corporate earnings, an absence of further interest rate reductions and the rekindling of the conflict between the USA and Iraq. Vast share price declines in technology and financial shares led to historic lows in stock indices. The negative performance of bank shares that has prevailed since June in particular grew worse in September. Disappointing mid-year figures both from US and European banks, the downgrading of some German banks by rating agencies Moody's and Fitch as well as worries over the consequences of the prolonged equity bear market for bank balance sheets led to drastic price losses in the entire banking sector. In September alone the Dow Jones Euro Stoxx Bank Index fell by 23.8%. This dramatic slump continued in the first days of October with further marked declines as some bank shares fell to new historic lows. Thanks to the subsequent rally of the banking sector, however, the Dow Jones Euro Stoxx Bank then regained 7.1% on balance in October.

The negative trend on international stock markets did not leave Erste Bank unaffected. On 7 October the share marked its low for the year of EUR 53.00, temporarily giving back the previously positive year-to-date performance. However, on the strength of Erste Bank's business results presented thus far this year, buy recommendations for Erste Bank from two investment banks and the inclusion in the FTSE Eurotop 300 Index (which tracks Europe's 300 largest enterprises as measured by market capitalisation), the Erste Bank share lost much less in value than the European banking sector at large. At a price of EUR 59.17 on 31 October 2002, Erste Bank's share traded just 0.9% lower than at the beginning of the year. In contrast, the Dow Jones Euro Stoxx Bank Index fell by 27.0%.

Investor Relations

- On 1 October 2002 Erste Bank's share became the first foreign stock to be traded on the Prague stock exchange. As the Czech Republic is an important market for Erste Bank, it was only logical for Erste Bank to seek a listing in Prague. This allows the bank to attract new investors to its shares and to strengthen the Czech capital market.

  The Erste Bank share was added to the PX 50, the liquid index for the 50 most significant companies in the Czech Republic, with a weighting of about 20%. Erste Bank is also part of the PX-D, the blue-chip index, with a weighting of about 33%. In Prague the share is traded in Czech crowns.

- Upon publication of the results for the third quarter of 2002, Erste Bank was on road show for investors in Europe and the USA. This will provide an opportunity for face-to-face discussions of the results and strategy of Erste Bank with Board members.

- Effective 23 September 2002, the Erste Bank share – which until then was represented in the FTSE Euromid Index – was switched to the FTSE Eurotop 300, the index for the largest firms in Europe. The reason lay in Erste Bank's increased market capitalisation, which in turn was a result of the well-received capital increase carried out in July 2002 and the outperformance of the Erste Bank share in the stock market.

  The FTSE Eurotop 300 Index serves as a major benchmark for international index-oriented investors.

- The Erste Bank share is one of the best bank issues in Europe, concludes Germany's highly regarded "manager magazin" in its November 2002 issue. For the 13th time the journal, with the help of a team of experts at the German university of Halle, analysed and ranked the 500 largest listed companies in the European Union (as defined by inclusion in the Stoxx composite index for the region).

  In the current comparison the Erste Bank share achieved a shareholder value performance score of 636. This represents a leap of 219 places to 78th in the overall score. It places Erste Bank sixth among the banks evaluated, behind only Anglo-Irish and Spanish financial institutions. Erste Bank is not just the only Austrian bank in the ranking, but also ranks ahead of all its retail banking competitors in the countries poised for EU accession.

Important dates for shareholders

24 March 2003[1]	Publication of preliminary results for 2002
14 April 2003[1]	Publication of 2002 annual report
6 May 2003[1]	Annual general meeting
9 May 2003[1]	Ex-dividend date and dividend payment date
16 May 2003[1]	Publication of first-quarter results 2003
20 August 2003[1]	Publication of interim results 2003
13 November 2003[1]	Publication of third-quarter results 2003

[1] preliminary schedule

This printed report is a condensed version. You can obtain the full-length English report with detailed information (Notes) on the balance sheet and income statement of Erste Bank Group from the website of Erste Bank at www.erstebank.com by clicking on "Investor Relations", then on "English".
Printed versions may also be ordered directly from Investor Relations, phone: +43 5 0100-17693 (from within Austria: 05 0100-17693).

Analyses of Erste Bank are regularly prepared by the following investment banks

- CA IB Investmentbank AG
- Deutsche Bank AG
- Dresdner Kleinwort Wasserstein
- Fortis Bank
- Fox-Pitt, Kelton
- HSBC
- ING
- JP Morgan
- Lehman Brothers
- Patria Finance
- Raiffeisen Centrobank AG
- Schroder-Salomon Smith Barney
- UBS Warburg
- Wood Company

Imprint:
Owned and published by Erste Bank der oesterreichischen Sparkassen AG, Graben 21, A-1010 Vienna.
Consultancy and design: Scholdan & Company.

Investor Relations

Erste Bank, Graben 21, A-1010 Vienna

Fax:	from within Austria	05 0100-13112
	international	+43 5 0100-13112
E-mail:	investor.relations@erstebank.at	
Internet:	www.erstebank.com	
Ticker symbols:		
Reuters:	ERST.VI	
Bloomberg:	DESC AV	
Datastream:	O:ERS	
Securities ID:	065201	
ADR CUSIP code:	296 036 304	

Gabriele Semmelrock-Werzer

Phone:	from within Austria	05 0100-11286
	international	+43 5 0100-11286
E-mail:	gabriele.werzer@erstebank.at	

Thomas Schmee

Phone:	from within Austria	05 0100-17326
	international	+43 5 0100-17326
E-mail:	thomas.schmee@erstebank.at	

Q3 2002 English/18/9018-11/02





